[redacted]

09059964

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16831

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jackson & Smith Investment Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 West Main Avenue
(No. and Street)

Gastonia (City) NC (State) 28052 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David A. Smith, Member (704) 865-9546
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCannon, Rogers, Driscoll & Associates, L.L.P.
(Name – *if individual, state last, first, middle name*)

P.O. Box 339 (Address) Gastonia (City) North Carolina (State) 28053 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David A. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jackson & Smith Investment Securities, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member

Title

Notary Public Exp 12-20-12

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

McCANNON • ROGERS • DRISCOLL
& ASSOCIATES, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS

PARTNERS:

DAVID R. ROGERS, CPA
STEPHEN B. DRISCOLL, CPA
RANDY G. BOYD, CPA

ASSOCIATES:
M. ANN DAWSON, CPA

INDEPENDENT AUDITOR'S REPORT

February 4, 2009

The Members
Jackson & Smith Investment Securities, LLC
Gastonia, North Carolina

We have audited the accompanying statements of financial condition of Jackson & Smith Investment Securities, L.L.C. as of December 31, 2008 and 2007 and the related statements of income (loss) and changes in members' capital and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jackson & Smith Investment Securities, LLC as of December 31, 2008 and 2007, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

McCannon, Rogers, Driscoll & Associates, L.L.P.

227 WEST THIRD AVENUE • P.O. BOX 339 • GASTONIA, NC 28053-0339 • TELEPHONE: 704-867-0264 • FAX: 704-867-7014

JACKSON & SMITH INVESTMENT SECURITIES, L.L.C.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

ASSETS	2008	2007
Cash and cash equivalents	$ 40,183	$ 55,724
Cash deposited with clearing agent	15,000	15,000
Commissions receivable	5,102	11,483
Marketable securities owned, at market value	375,162	462,332
Prepaid expenses	3,862	2,712
Equipment, at cost less accumulated depreciation of $132,629 in 2008; $155,210 in 2007	10,459	9,008
Leasehold improvements, at cost less accumulated depreciation of $8,128 in 2008; $8,092 in 2007	-	35
Other assets	10,800	10,800
	$ 460,568	$ 567,094

LIABILITIES AND MEMBERS' CAPITAL		
Accounts payable and accrued expenses	$ 391	$ 391
Members' capital	460,177	566,703
	$ 460,568	$ 567,094

See notes to financial statements.

JACKSON & SMITH INVESTMENT SECURITIES, L.L.C.

STATEMENTS OF INCOME (LOSS) AND CHANGES IN MEMBERS' CAPITAL
Years Ended December 31, 2008 and 2007

	2008	2007
Revenue		
Commissions	$ 114,207	$ 163,107
Net unrealized and realized gains (losses) on securities	(87,169)	5,534
Interest and dividends	18,279	17,706
Total revenue	45,317	186,347
Expenses		
Employee compensation	88,935	88,935
Occupancy	17,137	19,236
Depreciation	2,354	2,055
Advertising	661	752
Professional fees	7,245	6,968
Dues	6,811	7,970
Insurance	17,368	14,078
Office expense	2,678	3,714
Vehicle expense	5,928	5,818
Taxes, other than income	2,726	2,315
Total expenses	151,843	151,841
Net income (loss)	(106,526)	34,506
Members' capital		
Beginning of year	566,703	532,197
End of year	$ 460,177	$ 566,703

See notes to financial statements.

JACKSON & SMITH INVESTMENT SECURITIES, L.L.C.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (106,526)	$ 34,506
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities		
Depreciation	2,354	2,055
Change in net unrealized gains (losses) on securities	87,169	(5,193)
Net realized gains on sale of securities	-	(342)
Change in operating assets and liabilities		
Commissions receivable	6,381	(1,251)
Prepaid expenses	(1,150)	1,082
Accounts payable and accrued expenses	-	(181)
Net cash provided by (used in) operating activities	(11,772)	30,676
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of equipment	(3,769)	-
Proceeds from sale of securities	-	35,952
Purchases of securities	-	(22,192)
Net cash provided by (used in) investing activities	(3,769)	13,760
Net increase (decrease) in cash and cash equivalents	(15,541)	44,436
Cash and cash equivalents:		
Beginning	55,724	11,288
Ending	$ 40,183	$ 55,724

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2008

Note A - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Jackson & Smith Investment Securities, L.L.C. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a fully disclosed firm and executes general securities transactions for customers located principally in Gaston County, North Carolina and surrounding areas. The Company uses Sterne, Agee & Leach, Inc. for completing all transactions.

Jackson & Smith Investment Securities, L.L.C. is a North Carolina Limited Liability Company. The duration of the L.L.C. is set to expire no later than December 31, 2046. Members are not ultimately liable for any debts of the Company, losses of capital, or for the losses of profits. Transfers of members' interests are limited to certain conditions as specified in the Company's operating agreement.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Securities Owned

Marketable securities consist of corporate stocks and are valued at quoted market values. If a quoted market value is not available, market value is determined using quoted market prices for similar investment securities. Proprietary securities transactions and any related gains or losses are recognized on the trade date.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are carried at cost. Depreciation is charged to operations over the estimated useful lives of the assets using the straight-line method. The costs of major improvements are capitalized, while the costs of maintenance and repairs, which do not improve or extend the life of the respective asset, are expensed when incurred. The cost and accumulated depreciation of property are eliminated from the accounts upon disposal, and any resulting gain or loss is included in the determination of net income.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note A - Nature of Business and Summary of Significant Accounting Policies - Continued

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

Commissions Receivable

In the customary course of business, the Company earns commissions related to the execution of customer trades. Not all commissions are collected in the period in which they are earned. Accordingly, amounts earned but not collected are reflected as commission receivable. Management considers the need for an allowance for bad debts. In assessing the need for an allowance for bad debts management considers the nature of the receivables, past experience, current economic conditions, and other risks inherent in the receivable portfolio. Based upon these factors, management has determined there is not a need for an allowance for doubtful accounts as at December 31, 2008 and 2007.

Note B - Related Party Transactions

The Company rented office space on a month-to-month lease from a member. Total rent paid to the member amounted to $7,500 for the years ended December 31, 2008 and 2007, respectively.

Note C - Income Taxes

Limited liability corporations (L.L.C.'s) are essentially taxed as partnerships, with the net income or loss flowing through to the members' individual income tax returns. Accordingly, no provision for income taxes is reflected on the financial statements of Jackson & Smith Investments Securities, L.L.C.

Note D - Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital ($100,000) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and net capital ratio were as follows:

	2008	2007
Net capital	$ 331,608	$ 418,201
Net capital ratio (ratio of indebtedness to capital)	.1179 %	.0933 %

Note E - Part I, Form X-17a-5

The most recent annual report of the Company is available for examination and copying at the office of the Company and at the Atlanta Regional Office of the Securities and Exchange Commission.

Note F - Focus Report

A tabulation of reconciling items to agree the Company's net capital computation as presented in Part IIA of Form X-175A-5 follows:

	2008	2007
Net capital as reported in the Company's Part IIA and part II (unaudited) FOCUS report	$ 326,230	$ 416,476
Net increase in allowable assets	5,378	1,725
Net capital as presented in Note D	$ 331,608	$ 418,201

Note G - Subordinated Liabilities

The Company had no subordinated liabilities at December 31, 2008 and 2007, respectively.

Note H - Concentrations of Credit Risk and Other Business Concentrations

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions, and individuals. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is management's policy to review, as necessary, the credit standing of each counterparty.

Additionally, the Company places its cash and cash equivalents on deposit with a North Carolina financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000. From time to time, the Company may have balances on deposit in excess of the FDIC insured limits.

The Company's principal customer base consists of residents of Gaston and surrounding North Carolina counties. The limited geographic diversity of the Company's customer base exposes it to additional business concentrations.

OTHER FINANCIAL INFORMATION

McCANNON • ROGERS • DRISCOLL
& ASSOCIATES, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

PARTNERS:
DAVID R. ROGERS, CPA
STEPHEN B. DRISCOLL, CPA
RANDY G. BOYD, CPA

ASSOCIATES:
M. ANN DAWSON, CPA

INDEPENDENT AUDITORS REPORT ON OTHER FINANCIAL INFORMATION

February 4, 2009

The Members
Jackson & Smith Investment Securities, L.L.C.
Gastonia, North Carolina

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying other financial information on pages nine through twelve is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is other financial information required by Rule 17a-5 of the Securities and Exchange Commission. The other financial information for the years ended December 31, 2008 and 2007 has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McCannon, Rogers, Driscoll & Associates, L.L.P.

227 WEST THIRD AVENUE • P.O. BOX 339 • GASTONIA, NC 28053-0339 • TELEPHONE: 704-867-0264 • FAX: 704-867-7014

JACKSON & SMITH INVESTMENT SECURITIES, L.L.C.

COMPUTATION OF NET CAPITAL AND NET CAPITAL RATIO
Years Ended December 31, 2008 and 2007

Rule 15c3-1

	2008	2007
Members' capital	$ 460,177	$ 566,703
Less		
Prepaid expenses	3,862	2,712
Equipment and real estate at cost, net of accumulated depreciation	10,459	9,043
Other long-term investment	10,800	10,800
Specified percentage reduction in market value of securities in Company trading and investment accounts	56,574	70,884
Discount on concentrated portion	46,874	55,063
	128,569	148,502
Net capital	$ 331,608	$ 418,201
Aggregate indebtedness	$ 391	$ 390
Ratio of indebtedness to capital	.1179 %	.0933 %

JACKSON & SMITH INVESTMENT SECURITIES, L.L.C.

MATERIAL INADEQUACIES – RULE 17a-5(j)
Years Ended December 31, 2008 and 2007

Material Inadequacy	Corrective Action taken or Proposed
None	Not applicable

McCANNON • ROGERS • DRISCOLL
& ASSOCIATES, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS

PARTNERS:

DAVID R. ROGERS, CPA
STEPHEN B. DRISCOLL, CPA
RANDY G. BOYD, CPA

ASSOCIATES:
M. ANN DAWSON, CPA

INDEPENDENT AUDITOR'S REPORT

ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

February 4, 2009

The Members
Jackson & Smith Investment Securities, L.L.C.
Gastonia, North Carolina

In planning and performing our audit of the financial statements of Jackson & Smith Investment Securities, L.L.C. as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by Jackson & Smith Investment Securities, L.L.C. including consideration of control activities for safeguardig securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recording of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of Americ. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

227 WEST THIRD AVENUE • P.O. BOX 339 • GASTONIA, NC 28053-0339 • TELEPHONE: 704-867-0264 • FAX: 704-867-7014

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Company's member-managers, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McCannon, Rogers, Driscoll + Associates, L.L.P.

Gastonia, North Carolina
February 4, 2009